Exhibit 99(p)


February ___, 2003


The Board of Managers
Ivy Long/Short Hedge Fund LLC
One Wall Street
New York, NY  10286

To the Board of Managers:

          [Name of Bank of New York entity making seed investment] ("[ ]") herewith purchases $100,000 principal amount of limited liability company interests ("Interests") of Ivy Long/Short Hedge Fund LLC for a purchase price of $100,000.

          In connection with such purchase, [Name of Bank of New York Entity] represents that such purchase is made for investment purposes by [Name of Bank of New York entity making investment] without any present intention of redeeming or selling such Interests.

                                            Very truly yours,

                                            [Name of entity]



                                            By:_______________________
                                            Name:
                                            Title: